Exhibit 3.1
EQUITY ONE, INC.
ARTICLES OF AMENDMENT
Equity One, Inc., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation (the “Department”) of Maryland that:
FIRST: The charter of the Corporation as currently in effect (the “Charter”) is hereby amended by deleting therefrom in its entirety the first two sentences of Section 6.1 of Article VI and inserting in lieu thereof two new sentences to read as follows:
The Corporation shall have the authority to issue two hundred sixty million (260,000,000) shares of stock, consisting of two hundred fifty million (250,000,000) shares of Common Stock, par value $0.01 per share (“Common Stock”), and ten million (10,000,000) shares of Preferred Stock, par value $0.01 per share (“Preferred Stock”). The aggregate par value of all authorized shares of stock having par value is $2,600,000.
SECOND: The total number of shares of stock which the Corporation had authority to issue immediately prior to the foregoing amendment of the Charter was 160,000,000 shares of stock, consisting of 150,000,000 shares of Common Stock, $0.01 par value per share, and 10,000,000 shares of Preferred Stock, $0.01 par value per share. The aggregate par value of all authorized shares of stock having par value was $1,600,000.
THIRD: The total number of shares of stock which the Corporation has authority to issue pursuant to the foregoing amendment of the Charter is 260,000,000 shares of stock, consisting of 250,000,000 shares of Common Stock, $0.01 par value per share, and 10,000,000 shares of Preferred Stock, $0.01 par value per share. The aggregate par value of all authorized shares of stock having par value is $2,600,000.
FOURTH: The foregoing amendment of the Charter was approved by a majority of the entire Board of Directors of the Corporation as required by law and was limited to a change expressly authorized by Section 2-105(a)(13) of the Maryland General Corporation Law and the Charter to be made without any action by the stockholders of the Corporation.
FIFTH: The information required by Section 2-607(b)(2)(i) of the Maryland General Corporation Law was not changed by these Articles of Amendment.
SIXTH: These Articles of Amendment shall become effective upon filing with the Department.
SEVENTH: The undersigned officer acknowledges these Articles of Amendment to be the corporate act of the Corporation and as to all matters or facts required to be verified under oath, the undersigned officer acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties of perjury.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be signed in its name and on its behalf by its Chief Executive Officer and attested to by its Vice President, General Counsel and Secretary on this 11th day of March, 2015.

ATTEST:	EQUITY ONE, INC.

/s/ Aaron Kitlowski	By:	/s/ David R. Lukes (SEAL)
Name: Aaron Kitlowski		Name: David R. Lukes
Title: Vice President, General Counsel and Secretary		Title: Chief Executive Officer